July 31, 2018	TSX.V - GIGA

Giga Metals Closes NSR transaction with Cobalt 27

Vancouver, British Columbia –- Further to the news release dated July 12, 2018, Giga Metals Corporation (TSX.V: GIGA) (FSE: BRR2) announced today that the Company has closed the sale of a 2% Net Smelter Return (“NSR”) royalty on all future nickel and cobalt production from the Turnagain Nickel-Cobalt Project to Cobalt 27 Capital Corp. Giga Metals is in receipt of U.S. $1 million in cash and 1,125,000 shares of the capital stock of Cobalt 27. The cash and marketable securities received by the Company from this transaction, combined with the cash on hand of approximately C$3.5 million, will provide the necessary capital to advance the Turnagain Project to the Pre-Feasibility stage and beyond.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, PRESIDENT & CEO
GIGA METALS CORPORATION
Tel – 604 681 2300

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203 – 700 West Pender St., Vancouver, BC, Canada V6C 1G8
T: 604-681-2300 E: info@gigametals.com W: www.gigametals.com